

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

<u>**Via E-Mail**</u>

Mark E. Betzen, Esq.
Jones Day
2727 N. Harwood Street
Dallas, TX 76021

> **Re: OP-Tech Environmental Services, Inc.**
> **Schedule TO-T filed June 28, 2012**
> **Filed by NRC Merger Sub, Inc., and NRC US Holding Company, LLC**
> **SEC File No. 005-53923**

Dear Mr. Betzen:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1. It appears the named bidders are making the offer on behalf of J. F. Lehman & Company, Inc. Thus, please include JFL as a bidder (including all other disclosure required for a bidder) or provide us with your detailed legal analysis explaining why you do not believe the listed persons are bidders in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

2. We note that the bidders entered into a tender and support agreement with fourteen security holders with respect to the tender of approximately 89% of the shares on a fully diluted basis. Please provide us with your detailed legal analysis

explaining why you do not believe that the negotiation and execution of the tender and support agreement constituted a tender offer subject to Regulations 14D and 14E.

Offer to Purchase

Background of the Offer, page 24

3.   Please revise this section to describe in additional detail the negotiation of the merger agreement and the tender and support agreement instead of addressing the period April 24-June 19, 2013 in one paragraph.

Source and Amount of Funds, page 44

4.   We note that you refer to NRC having available funds under an existing revolving credit facility. Please provide the disclosure required by Item 1007(d) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions